UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 13, 2026

Mizuho Financial Group, Inc.

By:	/s/ Makoto Samejima
Name:	Makoto Samejima
Title:	Senior Managing Corporate Executive / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Second Quarter of Fiscal 2026 (Six months ended September 30, 2026) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 13, 2026

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Hikaru Osuga	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Hanki Hokokusho (scheduled): November 27, 2026		Trading Accounts: Established
Commencement of Dividend Payment (scheduled): December 4, 2026
Supplementary Materials on Quarterly Results: Attached
IR Conference on Quarterly Results: Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2026 (for the six months ended September 30, 2026)

(1) Consolidated Results of Operations

	(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1H F2026	4,993,079	15.1	1,252,326	47.3	896,492	29.9
1H F2025	4,337,537	(5.4)	849,626	13.7	689,947	21.8

Note:	Comprehensive Income: 1H F2026: ¥257,332 million, (69.5)%; 1H F2025: ¥845,578 million, 42.8%

	Earnings per Share of Common Stock	Diluted Earnings per Share of Common Stock
	¥	¥
1H F2026	368.81	368.81
1H F2025	276.20	276.20

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2026	320,856,742	11,268,494	3.4
Fiscal 2025	302,240,042	11,403,890	3.7

Reference:	Own Capital: As of September 30, 2026: ¥11,190,917 million; As of March 31, 2026: ¥11,315,320 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2025	—	72.50	—	72.50	145.00
Fiscal 2026	—	100.00
Fiscal 2026 (estimate)			—	100.00	200.00

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock: Yes

3. Consolidated Earnings Estimates for Fiscal 2026 (for the fiscal year ending March 31, 2027)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Earnings per Share of Common Stock
	¥ million	%	¥
Fiscal 2026	1,600,000	28.1	660.42

Notes:	1.	Revision of the latest announced earnings estimates for Fiscal 2026: Yes
		Following the result from 1H, MHFG revised Consolidated Earnings Estimates for Fiscal 2026 (for the fiscal year ending March 31, 2027).
		Profit Attributable to Owners of Parent: The latest announced estimates: ¥1,400,000 million, Revised estimates: ¥1,600,000 million, Changes from the original estimates: ¥200,000 million, 14.2%
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares (excluding treasury stock and others) during the 1Q and 2Q, and the number of outstanding shares during the remainder of the relevant period (which is substituted with the number of outstanding shares (excluding treasury stock and others) as of September 30, 2026).

Notes

(1) Significant changes in the scope of consolidation during the period: No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

i.	Changes in accounting policies due to revisions of accounting standards: No

ii.	Changes in accounting policies other than i above: No

iii.	Changes in accounting estimates: No

iv.	Restatements: No

(3) Issued Shares of Common Stock

i. Period-end issued shares (including treasury stock):	As of September 30, 2026	2,442,831,994 shares	As of March 31, 2026	2,489,848,594 shares
ii. Period-end treasury stock:	As of September 30, 2026	28,245,706 shares	As of March 31, 2026	51,325,298 shares
iii. Average outstanding shares:	1st Half Fiscal 2026	2,430,716,556 shares	1st Half Fiscal 2025	2,497,975,963 shares

This immediate release is outside the scope of semi-annual audit by certified public accountants or an audit firm.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and the effects of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 18 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Interim Consolidated Financial Statements and Others	p.1-2
	(1) Consolidated Balance Sheets	p.1-2
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-4
	(3) Consolidated Statements of Changes in Net Assets	p.1-6
	(4) Note for Assumption of Going Concern	p.1-7
ø SELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2026

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for Friday, November 20, 2026. The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group website immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Interim Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	(Millions of yen)
	As of March 31, 2026	As of September 30, 2026
Assets
Cash and Due from Banks	¥61,567,751	¥64,181,979
Call Loans and Bills Bought	904,328	635,940
Receivables under Resale Agreements	30,571,427	33,179,796
Guarantee Deposits Paid under Securities Borrowing Transactions	1,771,938	1,524,527
Monetary Claims Bought	4,162,850	4,426,193
Trading Assets	30,477,937	37,302,238
Money Held in Trust	622,709	921,922
Securities	42,632,517	46,616,353
Loans and Bills Discounted	99,753,193	102,827,831
Foreign Exchanges	2,754,033	2,834,080
Derivatives other than for Trading Assets	6,187,816	5,993,185
Other Assets	7,202,972	5,814,514
Tangible Fixed Assets	1,137,346	1,106,114
Intangible Fixed Assets	882,257	888,669
Net Defined Benefit Asset	776,413	760,668
Deferred Tax Assets	238,473	483,696
Customers’ Liabilities for Acceptances and Guarantees	11,233,375	11,904,407
Allowance for Loan Losses	(637,302)	(545,377)

Total Assets	¥302,240,042	¥320,856,742

1-2

Mizuho Financial Group, Inc.

	(Millions of yen)
	As of March 31, 2026	As of September 30, 2026
Liabilities
Deposits	¥165,937,062	¥174,776,152
Negotiable Certificates of Deposit	11,914,568	8,749,968
Call Money and Bills Sold	3,191,543	3,272,941
Payables under Repurchase Agreements	37,731,778	42,546,718
Guarantee Deposits Received under Securities Lending Transactions	1,968,469	1,485,309
Commercial Paper	1,921,799	1,232,644
Trading Liabilities	19,146,460	24,853,318
Borrowed Money	5,098,065	6,655,321
Foreign Exchanges	1,188,938	657,542
Short-term Bonds	524,540	401,800
Bonds and Notes	15,444,980	17,351,017
Due to Trust Accounts	687,707	751,094
Derivatives other than for Trading Liabilities	7,657,456	7,916,212
Other Liabilities	6,737,864	6,702,233
Reserve for Bonus Payments	259,620	164,716
Reserve for Variable Compensation	2,880	1,785
Net Defined Benefit Liability	72,664	51,442
Reserve for Director and Corporate Auditor Retirement Benefits	403	322
Reserve for Possible Losses on Sales of Loans	6,707	11,102
Reserve for Contingencies	15,789	20,814
Reserve for Reimbursement of Deposits	4,936	3,770
Reserve for Reimbursement of Debentures	6,850	—
Reserves under Special Laws	5,386	5,373
Deferred Tax Liabilities	31,222	28,764
Deferred Tax Liabilities for Revaluation Reserve for Land	45,074	43,472
Acceptances and Guarantees	11,233,375	11,904,407

Total Liabilities	¥290,836,151	¥309,588,248

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,129,730	1,129,730
Retained Earnings	6,831,168	7,254,102
Treasury Stock	(311,529)	(212,880)

Total Shareholders’ Equity	9,906,137	10,427,719

Net Unrealized Gains (Losses) on Other Securities	1,314,449	1,039,134
Deferred Gains (Losses) on Hedges	(855,219)	(1,193,847)
Revaluation Reserve for Land	94,371	90,889
Foreign Currency Translation Adjustments	630,802	621,054
Remeasurements of Defined Benefit Plans	225,704	206,669
Own Credit Risk Adjustments, Net of Tax	(925)	(702)

Total Accumulated Other Comprehensive Income	1,409,182	763,197

Stock Acquisition Rights	1,208	1,571
Non-controlling Interests	87,361	76,005

Total Net Assets	11,403,890	11,268,494

Total Liabilities and Net Assets	¥302,240,042	¥320,856,742

1-3

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	(Millions of yen)
	For the six months ended September 30, 2025	For the six months ended September 30, 2026
Ordinary Income	¥4,337,537	¥4,993,079
Interest Income	2,891,300	3,127,637
Interest on Loans and Bills Discounted	1,324,754	1,494,995
Interest and Dividends on Securities	435,441	551,002
Trust Fees	31,570	34,027
Fee and Commission Income	584,789	688,276
Trading Income	424,618	444,690
Other Operating Income	156,662	334,028
Other Ordinary Income	248,595	364,419
Ordinary Expenses	3,487,910	3,740,752
Interest Expenses	2,238,619	2,356,356
Interest on Deposits	815,178	941,856
Fee and Commission Expenses	117,402	130,470
Trading Expenses	1,397	—
Other Operating Expenses	102,450	74,019
General and Administrative Expenses	966,147	1,035,998
Other Ordinary Expenses	61,891	143,908

Ordinary Profits	849,626	1,252,326

Extraordinary Gains	54,228	9,479
Extraordinary Losses	5,138	11,546

Profit before Income Taxes	898,716	1,250,260

Income Taxes:
Current	204,950	312,691
Deferred	1,187	37,920

Total Income Taxes	206,138	350,611

Profit	692,578	899,648

Profit Attributable to Non-controlling Interests	2,630	3,155

Profit Attributable to Owners of Parent	¥689,947	¥896,492

1-4

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	(Millions of yen)
	For the six months ended September 30, 2025	For the six months ended September 30, 2026
Profit	¥692,578	¥899,648
Other Comprehensive Income	153,000	(642,315)
Net Unrealized Gains (Losses) on Other Securities	332,513	(273,632)
Deferred Gains (Losses) on Hedges	(122,945)	(339,412)
Foreign Currency Translation Adjustments	(13,314)	(9,582)
Remeasurements of Defined Benefit Plans	(21,295)	(16,726)
Own Credit Risk Adjustments, Net of Tax	(210)	223
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(21,746)	(3,184)

Comprehensive Income	845,578	257,332

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	843,748	253,989
Comprehensive Income Attributable to Non-controlling Interests	1,830	3,343

1-5

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2025

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,730	6,046,578	(9,462)	9,423,614
Changes during the period
Cash Dividends			(188,463)		(188,463)
Profit Attributable to Owners of Parent			689,947		689,947
Repurchase of Treasury Stock				(103,830)	(103,830)
Disposition of Treasury Stock		1		1,973	1,975
Cancellation of Treasury Stock		(99,999)		99,999	—
Transfer from Revaluation Reserve for Land			3,859		3,859
Transfer from Retained Earnings to Capital Surplus		99,998	(99,998)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	—	405,345	(1,857)	403,487

Balance as of the end of the period	2,256,767	1,129,730	6,451,923	(11,319)	9,827,101

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	867,697	(465,204)	98,680	398,783	119,654	(1,014)	1,018,596	5	81,536	10,523,753
Changes during the period
Cash Dividends										(188,463)
Profit Attributable to Owners of Parent										689,947
Repurchase of Treasury Stock										(103,830)
Disposition of Treasury Stock										1,975
Cancellation of Treasury Stock										—
Transfer from Revaluation Reserve for Land										3,859
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ Equity	332,779	(122,662)	(3,859)	(34,692)	(21,413)	(210)	149,941	—	(1,174)	148,767

Total Changes during the period	332,779	(122,662)	(3,859)	(34,692)	(21,413)	(210)	149,941	—	(1,174)	552,254

Balance as of the end of the period	1,200,477	(587,866)	94,820	364,091	98,241	(1,225)	1,168,538	5	80,362	11,076,007

1-6

Mizuho Financial Group, Inc.

For the six months ended September 30, 2026

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,730	6,831,168	(311,529)	9,906,137
Changes during the period
Cash Dividends			(177,037)		(177,037)
Profit Attributable to Owners of Parent			896,492		896,492
Repurchase of Treasury Stock				(204,763)	(204,763)
Disposition of Treasury Stock		(2)		3,411	3,408
Cancellation of Treasury Stock		(299,999)		299,999	—
Transfer from Revaluation Reserve for Land			3,481		3,481
Transfer from Retained Earnings to Capital Surplus		300,002	(300,002)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	—	422,934	98,648	521,582

Balance as of the end of the period	2,256,767	1,129,730	7,254,102	(212,880)	10,427,719

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,314,449	(855,219)	94,371	630,802	225,704	(925)	1,409,182	1,208	87,361	11,403,890
Changes during the period
Cash Dividends										(177,037)
Profit Attributable to Owners of Parent										896,492
Repurchase of Treasury Stock										(204,763)
Disposition of Treasury Stock										3,408
Cancellation of Treasury Stock										—
Transfer from Revaluation Reserve for Land										3,481
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ Equity	(275,314)	(338,627)	(3,481)	(9,748)	(19,035)	223	(645,984)	363	(11,356)	(656,978)

Total Changes during the period	(275,314)	(338,627)	(3,481)	(9,748)	(19,035)	223	(645,984)	363	(11,356)	(135,396)

Balance as of the end of the period	1,039,134	(1,193,847)	90,889	621,054	206,669	(702)	763,197	1,571	76,005	11,268,494

(4) Note for Assumption of Going Concern

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2026

(Six months ended September 30, 2026)

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2026	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-8

5. Unrealized Gains/Losses on Securities	CON	NON	2-10

6. Projected Redemption Amounts for Securities	NON		2-12

7. Employee Retirement Benefits	NON	CON	2-13

8. Capital Ratio	CON	NON	2-16

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2-17

2. Status of Allowances for Loan Losses	CON	NON	2-21

3. Allowance Coverage Ratios for Non Performing Loans based on the BA and the FRA	CON	NON	2-22

4. Coverage on Non Performing Loans based on the BA and the FRA	NON		2-23

5. Overview of Non-Performing Loans(“NPLs”)	NON		2-26

6. Results of Removal of NPLs from the Balance Sheet	NON		2-27

7. Status of Loans by Industry

(1) Outstanding Balances by Industry	NON		2-28

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry	NON		2-30

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-31

(2) Loans to SMEs and Individual Customers	NON		2-31

9. Status of Loans by Region

(1) Outstanding Balances by Region	NON		2-32

(2) Non Performing Loans based on the BA and the FRA by Region	NON		2-33

III. OTHERS	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-34

2. Breakdown of Deposits (Domestic Offices)	NON		2-36

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2-37
Comparison of Non-Consolidated Statements of Income (selected items)	2-38

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and the effects of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 18 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2026

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2026		First Half of Fiscal 2025
			Change
Consolidated Gross Profits	1	2,067,814	438,744	1,629,070
Net Interest Income	2	771,280	118,600	652,680
Trust Fees	3	34,027	2,456	31,570
Credit Costs of Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	557,806	90,419	467,387
Net Trading Income	6	444,690	21,469	423,220
Net Other Operating Income	7	260,009	205,797	54,212
General and Administrative Expenses	8	(1,035,998)	(69,850)	(966,147)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses)	9	(44,082)	(27,128)	(16,954)
Losses on Write-offs of Loans	10	(35,851)	(21,630)	(14,221)
Gains on Reversal of Allowance for Loan Losses, and others	11	36,538	(12,809)	49,348
Net Gains (Losses) related to Stocks	12	205,029	74,580	130,448
Equity in Income from Investments in Affiliates	13	46,576	19,896	26,680
Other	14	(23,551)	(20,731)	(2,819)

Ordinary Profits	15	1,252,326	402,700	849,626

Net Extraordinary Gains (Losses)	16	(2,066)	(51,156)	49,089
Profit before Income Taxes	17	1,250,260	351,543	898,716
Income Taxes - Current	18	(312,691)	(107,740)	(204,950)
- Deferred	19	(37,920)	(36,732)	(1,187)
Profit	20	899,648	207,070	692,578
Profit Attributable to Non-controlling Interests	21	(3,155)	(524)	(2,630)

Profit Attributable to Owners of Parent	22	896,492	206,545	689,947

Credit-related Costs (including Credit Costs of Trust Accounts)	23	(7,544)	(39,938)	32,394

* Credit-related Costs [23]  =    Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses) [9]
+ Gains on Reversal of Allowance for Loan Losses, and others [11] + Credit Costs of Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	1,064,465	378,665	685,799

* Consolidated Net Business Profits [24] =   Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	272	19	253
Number of affiliates under the equity method	26	24	(3)	27

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2026				First Half of Fiscal 2025
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,587,774	73,144	1,660,919	679,975	980,943
Domestic Gross Profits	2	1,127,651	72,941	1,200,592	536,655	663,937
Net Interest Income	3	742,705	11,166	753,872	346,666	407,206
Trust Fees	4		34,573	34,573	2,815	31,758
Trust Fees for Jointly Operated Designated Money Trust	5		1,280	1,280	(464)	1,744
Credit Costs of Trust Accounts *(1)	6		—	—	—	—
Net Fee and Commission Income	7	166,885	27,025	193,910	44,744	149,166
Net Trading Income	8	100,220		100,220	61,444	38,776
Net Other Operating Income	9	117,840	174	118,014	80,985	37,029
International Gross Profits	10	460,122	203	460,326	143,320	317,006
Net Interest Income	11	340,997	23	341,021	94,079	246,941
Net Fee and Commission Income	12	86,800	181	86,981	24,565	62,415
Net Trading Income	13	(49,691)		(49,691)	(115,871)	66,180
Net Other Operating Income	14	82,015	(0)	82,015	140,546	(58,531)
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(532,327)	(43,139)	(575,467)	(67,163)	(508,303)
Expense Ratio	16	33.5%	58.9%	34.6%	(17.1%)	51.8%
Personnel Expenses	17	(186,958)	(23,783)	(210,742)	(22,792)	(187,950)
Non-Personnel Expenses	18	(307,127)	(17,208)	(324,336)	(35,911)	(288,425)
Premium for Deposit Insurance	19	(7,137)	(130)	(7,268)	2,133	(9,401)
Miscellaneous Taxes	20	(38,241)	(2,146)	(40,388)	(8,460)	(31,927)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	21	1,055,446	30,005	1,085,451	612,812	472,639
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas *(2)	22	998,508	29,577	1,028,086	533,810	494,275
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	964,563	29,577	994,141	514,130	480,011

Reversal of (Provision for) General Allowance for Loan Losses	24	—	—	—	—	—

Net Business Profits	25	1,055,446	30,005	1,085,451	612,812	472,639
Net Gains (Losses) related to Bonds	26	56,937	427	57,364	79,001	(21,636)

Net Non-Recurring Gains (Losses)	27	185,779	10,684	196,464	43,072	153,391
Net Gains (Losses) related to Stocks	28	186,876	6,050	192,927	63,413	129,513
Expenses related to Portfolio Problems	29	(42,636)	—	(42,636)	(26,370)	(16,266)
Gains on Reversal of Allowances for Loan Losses, and others	30	40,242	1,504	41,747	(5,238)	46,985
Other	31	1,296	3,129	4,426	11,268	(6,841)

Ordinary Profits	32	1,241,225	40,690	1,281,915	655,884	626,030

Net Extraordinary Gains (Losses)	33	5,666	(305)	5,361	(44,243)	49,604
Net Gains (Losses) on Disposition of Fixed Assets	34	(2,174)	(305)	(2,479)	(10,622)	8,143
Losses on Impairment of Fixed Assets	35	(4,414)	—	(4,414)	(3,432)	(981)
Gains on Cancellation of Employee Retirement Benefit Trust	36	3,172	—	3,172	(35,393)	38,566
Profit before Income Taxes	37	1,246,891	40,385	1,287,276	611,641	675,634
Income Taxes - Current	38	(279,990)	(8,534)	(288,524)	(126,396)	(162,127)
- Deferred	39	18,448	(3,284)	15,164	14,853	310

Profit	40	985,349	28,566	1,013,915	500,098	513,817

*(1) Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) for MHTB excludes the amounts of “Credit Costs of Trust Accounts” [6].

*(2) Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[22]

=Net Business Profits(before Reversal of (Provision for) General Allowance for Loan Losses)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	41	(2,393)	1,504	(889)	(31,608)	30,719

Credit-related Costs [41] =   Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Allowance for Loan Losses [24]
+ Gains on Reversal of Allowances for Loan Losses, and others [30] + Credit Costs of Trust Accounts [6]

Reference:Breakdown of Credit-related Costs
Credit Costs of Trust Accounts	42		—	—	—	—
Reversal of (Provision for) General Allowance for Loan Losses	43	7,686	1,481	9,168	5,084	4,084
Losses on Write-offs of Loans	44	(29,160)	0	(29,160)	(17,893)	(11,266)
Reversal of (Provision for) Specific Allowance for Loan Losses	45	26,581	22	26,603	9,071	17,532
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	46	84	—	84	(23,432)	23,517
Reversal of (Provision for) Reserve for Contingencies	47	(3,707)	—	(3,707)	(2,061)	(1,646)
Other (including Losses on Sales of Loans)	48	(3,878)	—	(3,878)	(2,377)	(1,501)
Total	49	(2,393)	1,504	(889)	(31,608)	30,719

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2026		First Half of Fiscal 2025
			Change
Gross Profits	1	1,587,774	665,732	922,041
Domestic Gross Profits	2	1,127,651	520,942	606,709
Net Interest Income	3	742,705	346,721	395,983
Net Fee and Commission Income	4	166,885	31,576	135,308
Net Trading Income	5	100,220	61,444	38,776
Net Other Operating Income	6	117,840	81,199	36,640
International Gross Profits	7	460,122	144,790	315,331
Net Interest Income	8	340,997	95,600	245,397
Net Fee and Commission Income	9	86,800	24,516	62,283
Net Trading Income	10	(49,691)	(115,871)	66,180
Net Other Operating Income	11	82,015	140,544	(58,528)
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(532,327)	(65,286)	(467,040)
Expense Ratio	13	33.5%	(17.1%)	50.6%
Personnel Expenses	14	(186,958)	(20,604)	(166,354)
Non-Personnel Expenses	15	(307,127)	(36,226)	(270,901)
Premium for Deposit Insurance	16	(7,137)	2,037	(9,174)
Miscellaneous Taxes	17	(38,241)	(8,456)	(29,784)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	18	1,055,446	600,445	455,000
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas *	19	998,508	521,710	476,797
Excluding Net Gains (Losses) from redemption of Investment Trusts	20	964,563	502,030	462,532

Reversal of (Provision for) General Allowance for Loan Losses	21	—	—	—

Net Business Profits	22	1,055,446	600,445	455,000
Net Gains (Losses) related to Bonds	23	56,937	78,734	(21,797)

Net Non-Recurring Gains (Losses)	24	185,779	39,940	145,839
Net Gains (Losses) related to Stocks	25	186,876	62,768	124,107
Expenses related to Portfolio Problems	26	(42,636)	(26,376)	(16,259)
Gains on Reversal of Allowances for Loan Losses, and others	27	40,242	(6,226)	46,469
Other	28	1,296	9,775	(8,478)

Ordinary Profits	29	1,241,225	640,386	600,839

Net Extraordinary Gains (Losses)	30	5,666	(32,425)	38,092
Net Gains (Losses) on Disposition of Fixed Assets	31	(2,174)	(9,462)	7,287
Losses on Impairment of Fixed Assets	32	(4,414)	(3,442)	(971)
Gains on Cancellation of Employee Retirement Benefit Trust	33	3,172	(27,856)	31,029
Profit before Income Taxes	34	1,246,891	607,960	638,931
Income Taxes - Current	35	(279,990)	(128,751)	(151,239)
- Deferred	36	18,448	20,117	(1,668)

Profit	37	985,349	499,326	486,023

* Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[19]

=Net Business Profits(before Reversal of (Provision for) General Allowance for Loan Losses)[18]-Net Gains (Losses) related to Bonds[23]

Credit-related Costs	38	(2,393)	(32,603)	30,209

Credit-related  Costs  [38]  =   Expenses related to Portfolio Problems [26] + Reversal of (Provision for) General Allowance for Loan Losses [21]
+ Gains on Reversal of Allowances for Loan Losses, and others [27]

Reference: Breakdown of Credit-related Costs

Reversal of (Provision for) General Allowance for Loan Losses	39	7,686	4,097	3,589
Losses on Write-offs of Loans	40	(29,160)	(17,890)	(11,269)
Reversal of (Provision for) Specific Allowance for Loan Losses	41	26,581	9,060	17,520
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	42	84	(23,432)	23,517
Reversal of (Provision for) Reserve for Contingencies	43	(3,707)	(2,061)	(1,646)
Other (including Losses on Sales of Loans)	44	(3,878)	(2,377)	(1,501)
Total	45	(2,393)	(32,603)	30,209

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2026		First Half of Fiscal 2025
			Change
Gross Profits	1	73,144	14,242	58,902
Domestic Gross Profits	2	72,941	15,713	57,227
Net Interest Income	3	11,166	(55)	11,222
Trust Fees	4	34,573	2,815	31,758
Trust Fees for Jointly Operated Designated Money Trust	5	1,280	(464)	1,744
Credit Costs of Trust Accounts *(1)	6	—	—	—
Net Fee and Commission Income	7	27,025	13,168	13,857
Net Other Operating Income	8	174	(214)	389
International Gross Profits	9	203	(1,470)	1,674
Net Interest Income	10	23	(1,521)	1,544
Net Fee and Commission Income	11	181	49	132
Net Other Operating Income	12	(0)	1	(2)
General and Administrative Expenses (excluding Non-Recurring Losses)	13	(43,139)	(1,876)	(41,262)
Expense Ratio	14	58.9%	(11.0%)	70.0%
Personnel Expenses	15	(23,783)	(2,187)	(21,596)
Non-Personnel Expenses	16	(17,208)	315	(17,523)
Premium for Deposit Insurance	17	(130)	96	(226)
Miscellaneous Taxes	18	(2,146)	(4)	(2,142)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	19	30,005	12,366	17,639
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas *(2)	20	29,577	12,099	17,478
Excluding Net Gains (Losses) from redemption of Investment Trusts	21	29,577	12,099	17,478

Reversal of (Provision for) General Allowance for Loan Losses	22	—	—	—

Net Business Profits	23	30,005	12,366	17,639
Net Gains (Losses) related to Bonds	24	427	266	161

Net Non-Recurring Gains (Losses)	25	10,684	3,132	7,552
Net Gains (Losses) related to Stocks	26	6,050	644	5,406
Expenses related to Portfolio Problems	27	—	6	(6)
Gains on Reversal of Allowances for Loan Losses, and others	28	1,504	988	516
Other	29	3,129	1,493	1,636

Ordinary Profits	30	40,690	15,498	25,191

Net Extraordinary Gains (Losses)	31	(305)	(11,817)	11,512
Net Gains (Losses) on Disposition of Fixed Assets	32	(305)	(1,160)	855
Losses on Impairment of Fixed Assets	33	—	10	(10)
Gains on Cancellation of Employee Retirement Benefit Trust	34	—	(7,536)	7,536
Profit before Income Taxes	35	40,385	3,681	36,703
Income Taxes - Current	36	(8,534)	2,354	(10,888)
- Deferred	37	(3,284)	(5,263)	1,978

Profit	38	28,566	772	27,793

*(1)  Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) excludes the amounts of “Credit Costs of Trust Accounts” [6].

*(2)  Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[20]

 =Net Business Profits(before Reversal of (Provision for) General Allowance for Loan Losses)[19]-Net Gains (Losses) related to Bonds[24]

Credit-related Costs	39	1,504	994	509

Credit-related  Costs  [39]    = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Allowance for Loan Losses [22]
+ Gains on Reversal of Allowances for Loan Losses, and others [28] + Credit Costs of Trust Accounts [6]

Reference: Breakdown of Credit-related Costs
Credit Costs of Trust Accounts	40	—	—	—
Reversal of (Provision for) General Allowance for Loan Losses	41	1,481	987	494
Losses on Write-offs of Loans	42	0	(3)	3
Reversal of (Provision for) Specific Allowance for Loan Losses	43	22	10	11
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	44	—	—	—
Reversal of (Provision for) Reserve for Contingencies	45	—	—	—
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	1,504	994	509

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
Mizuho Bank			First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Return on Interest-Earning Assets		1	1.64	0.75	0.89
Return on Loans and Bills Discounted (1)		2	1.68	0.43	1.24
Return on Securities		3	3.07	1.91	1.16
Cost of Funding (including Expenses)		4	1.15	0.31	0.83
Cost of Deposits (including Expenses)		5	1.05	0.27	0.78
Cost of Deposits (2)		6	0.37	0.18	0.18
Cost of Other External Liabilities		7	1.11	0.37	0.74

Net Interest Margin	(1)-(4)	8	0.49	0.43	0.05
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.62	0.16	0.45
Loan and Deposit Rate Margin	(2)-(6)	10	1.31	0.25	1.05

(1)  Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

(2)  Deposits include Negotiable Certificates of Deposit (“NCDs”).

Reference: After excluding loans to the Japanese government and others

Return on Loans and Bills Discounted		11	1.68	0.40	1.27
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.62	0.13	0.48
Loan and Deposit Rate Margin	(11)-(6)	13	1.31	0.22	1.08

			(%)
Mizuho Trust & Banking			First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Return on Interest-Earning Assets		14	1.42	0.39	1.03
Return on Loans and Bills Discounted (1)		15	1.35	0.32	1.02
Return on Securities		16	2.71	(0.83)	3.54
Cost of Funding		17	0.78	0.27	0.50
Cost of Deposits (2)		18	0.40	0.16	0.23

Net Interest Margin	(14)-(17)	19	0.64	0.11	0.52
Loan and Deposit Rate Margin	(15)-(18)	20	0.95	0.16	0.78
(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). (2) Deposits include NCDs. Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	1.35	0.32	1.02
Loan and Deposit Rate Margin	(21)-(18)	22	0.95	0.16	0.78

Reference
			(%)
Aggregate Figures for the 2 Banks			First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Return on Loans and Bills Discounted (1)		23	1.67	0.43	1.23
Cost of Deposits (2)		24	0.37	0.18	0.18

Loan and Deposit Rate Margin	(23)-(24)	25	1.29	0.25	1.04
(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). (2) Deposits include NCDs. Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	1.67	0.40	1.26
Loan and Deposit Rate Margin	(26)-(24)	27	1.29	0.22	1.07

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2026				First Half of Fiscal 2025
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total

Use of Funds	211,474,499	2.69	2,498,121	0.43	208,976,378	2.26
Loans and Bills Discounted	100,149,931	2.83	7,658,316	0.18	92,491,614	2.65
Securities	45,603,571	3.57	10,287,545	1.17	35,316,025	2.39

Source of Funds	211,991,392	1.66	1,996,220	0.02	209,995,172	1.64
Deposits	161,871,494	1.10	7,605,742	0.10	154,265,751	0.99
NCDs	10,958,205	3.30	(2,972,330)	(0.15)	13,930,535	3.46

Domestic Operations

Use of Funds	131,648,248	1.64	94,816	0.75	131,553,431	0.89
Loans and Bills Discounted	59,172,851	1.67	2,852,090	0.44	56,320,760	1.22
Securities	24,229,505	3.07	7,861,761	1.91	16,367,743	1.16

Source of Funds	131,269,402	0.52	(199,969)	0.23	131,469,372	0.29
Deposits	118,230,858	0.36	2,683,596	0.18	115,547,261	0.17
NCDs	1,835,556	0.66	(967,665)	0.26	2,803,221	0.39

International Operations

Use of Funds	82,770,054	4.31	4,048,257	(0.23)	78,721,796	4.54
Loans and Bills Discounted	40,977,080	4.52	4,806,226	(0.36)	36,170,853	4.88
Securities	21,374,066	4.13	2,425,783	0.67	18,948,282	3.46

Source of Funds	83,665,793	3.45	3,841,142	(0.41)	79,824,650	3.87
Deposits	43,640,636	3.11	4,922,145	(0.32)	38,718,490	3.43
NCDs	9,122,648	3.83	(2,004,664)	(0.40)	11,127,313	4.23

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2026				First Half of Fiscal 2025
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total

Use of Funds	3,135,770	1.42	(890,214)	0.31	4,025,984	1.11
Loans and Bills Discounted	2,233,087	1.37	(269,164)	0.32	2,502,252	1.04
Securities	293,944	2.71	29,558	(1.86)	264,386	4.57

Source of Funds	2,866,902	0.78	(921,879)	0.27	3,788,781	0.51
Deposits	1,350,846	0.38	(425,518)	0.15	1,776,365	0.23
NCDs	70,304	0.68	(153,876)	0.40	224,180	0.27

Domestic Operations

Use of Funds	3,131,142	1.42	(886,884)	0.39	4,018,026	1.03
Loans and Bills Discounted	2,229,972	1.36	(258,775)	0.33	2,488,748	1.03
Securities	293,639	2.71	37,341	(0.83)	256,298	3.54

Source of Funds	2,862,061	0.78	(918,155)	0.27	3,780,217	0.50
Deposits	1,349,135	0.38	(425,379)	0.15	1,774,515	0.23
NCDs	70,304	0.68	(153,876)	0.40	224,180	0.27

International Operations

Use of Funds	11,122	1.96	(18,882)	(9.56)	30,005	11.53
Loans and Bills Discounted	3,115	7.01	(10,388)	3.67	13,503	3.34
Securities	305	—	(7,783)	(37.19)	8,088	37.19

Source of Funds	11,335	1.51	(19,276)	0.27	30,612	1.24
Deposits	1,711	0.15	(139)	0.06	1,850	0.08
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Net Gains (Losses) related to Bonds	54,555	71,976	(17,421)
Gains on Sales and Others	82,473	32,602	49,870
Losses on Sales and Others	(23,178)	42,672	(65,850)
Impairment (Devaluation)	(222)	(0)	(222)
Gains (Losses) on Derivatives other than for Trading	(4,517)	(3,297)	(1,219)

	First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Net Gains (Losses) related to Stocks	205,029	74,580	130,448
Gains on Sales	273,525	120,097	153,428
Losses on Sales	(67,253)	(53,657)	(13,596)
Impairment (Devaluation)	(2,015)	3,294	(5,310)
Gains (Losses) on Derivatives other than for Trading	772	4,845	(4,073)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Net Gains (Losses) related to Bonds	57,364	79,001	(21,636)
Gains on Sales and Others	84,721	36,326	48,394
Losses on Sales and Others	(22,615)	45,973	(68,589)
Impairment (Devaluation)	(222)	(0)	(222)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,517)	(3,297)	(1,219)

	First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Net Gains (Losses) related to Stocks	192,927	63,413	129,513
Gains on Sales	256,273	110,929	145,344
Losses on Sales	(63,609)	(54,122)	(9,487)
Impairment (Devaluation)	(509)	1,760	(2,269)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	772	4,845	(4,073)

2-8

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Net Gains (Losses) related to Bonds	56,937	78,734	(21,797)
Gains on Sales and Others	84,293	36,066	48,226
Losses on Sales and Others	(22,615)	45,966	(68,581)
Impairment (Devaluation)	(222)	(0)	(222)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,517)	(3,297)	(1,219)

	First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Net Gains (Losses) related to Stocks	186,876	62,768	124,107
Gains on Sales	250,091	110,284	139,807
Losses on Sales	(63,478)	(54,119)	(9,359)
Impairment (Devaluation)	(509)	1,757	(2,266)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	772	4,845	(4,073)

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Net Gains (Losses) related to Bonds	427	266	161
Gains on Sales and Others	428	259	168
Losses on Sales and Others	(0)	6	(7)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

	First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Net Gains (Losses) related to Stocks	6,050	644	5,406
Gains on Sales	6,181	644	5,536
Losses on Sales	(130)	(3)	(127)
Impairment (Devaluation)	—	3	(3)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2026				As of March 31, 2026
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	39,743,587	1,489,544	2,392,418	902,873	35,809,154	1,878,505	2,406,203	527,698
Japanese Stocks	3,009,398	2,337,394	2,338,095	701	3,021,598	2,323,197	2,324,436	1,239
Japanese Bonds	19,740,729	(192,485)	5,686	198,172	16,783,354	(138,563)	7,122	145,685
Japanese Government Bonds	18,092,758	(92,887)	154	93,041	14,924,920	(58,728)	322	59,051
Other	16,993,459	(655,363)	48,636	703,999	16,004,201	(306,128)	74,644	380,773
Foreign Bonds	13,417,774	(589,839)	5,381	595,220	12,846,710	(321,105)	14,099	335,204

•	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Monetary Claims Bought” and certain items in “Other Assets” are also included.
•

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of September 30, 2026 and March 31, 2026 are ¥66,695 million (Foreign Bonds ¥80,205 million and Japanese Government Bonds ¥5,011 million) and ¥27,984 million (Foreign Bonds ¥(33,769) million and Japanese Government Bonds ¥4,741 million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of September 30, 2026 and March 31, 2026 are ¥1,556,240 million (Foreign Bonds ¥(509,633) million and Japanese Government Bonds ¥(87,875) million) and ¥1,850,520 million (Foreign Bonds ¥(354,874) million and Japanese Government Bonds ¥(53,987) million), respectively.

•

Unrealized Gains/Losses on Other Securities as of September 30, 2026 and March 31, 2026 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the consolidated balance sheet by applying the fair-value hedge accounting and others.

(2) Bonds Held to Maturity

(Millions of yen)
	As of September 30, 2026				As of March 31, 2026
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	4,933,154	(368,836)	701	369,537	4,849,445	(138,382)	36,804	175,186

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2026				As of March 31, 2026
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	38,254,266	1,413,338	2,314,535	901,197	34,694,344	1,795,139	2,321,861	526,721
Japanese Stocks	2,922,113	2,261,920	2,262,633	713	2,925,435	2,240,911	2,242,175	1,264
Japanese Bonds	19,688,711	(192,250)	5,686	197,936	16,735,050	(138,510)	7,116	145,627
Japanese Government Bonds	18,089,622	(92,887)	154	93,041	14,921,775	(58,728)	322	59,051
Other	15,643,441	(656,332)	46,215	702,547	15,033,858	(307,260)	72,569	379,830
Foreign Bonds	12,375,688	(591,261)	3,577	594,838	12,106,852	(322,292)	12,659	334,951
Mizuho Bank
Other Securities	37,874,613	1,301,629	2,201,627	899,998	34,412,236	1,684,756	2,210,574	525,817
Japanese Stocks	2,780,712	2,149,209	2,149,785	575	2,782,662	2,129,942	2,130,979	1,036
Japanese Bonds	19,453,936	(191,380)	5,665	197,046	16,599,502	(137,932)	7,061	144,994
Japanese Government Bonds	17,879,725	(92,531)	154	92,685	14,821,965	(58,688)	322	59,011
Other	15,639,964	(656,199)	46,176	702,376	15,030,070	(307,253)	72,533	379,786
Foreign Bonds	12,375,688	(591,261)	3,577	594,838	12,106,852	(322,292)	12,659	334,951
Mizuho Trust & Banking
Other Securities	379,653	111,708	112,907	1,199	282,108	110,382	111,287	904
Japanese Stocks	141,401	112,710	112,847	137	142,772	110,968	111,196	227
Japanese Bonds	234,774	(869)	21	890	135,547	(578)	54	633
Japanese Government Bonds	209,896	(355)	—	355	99,810	(40)	—	40
Other	3,477	(132)	38	170	3,787	(7)	36	43
Foreign Bonds	—	—	—	—	—	—	—	—

•	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Monetary Claims Bought” are also included.
•

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of September 30, 2026 and March 31, 2026 are ¥66,695 million (Foreign Bonds ¥80,205 million and Japanese Government Bonds ¥5,011 million) and ¥27,984 million (Foreign Bonds ¥(33,769) million and Japanese Government Bonds ¥4,741million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of September 30, 2026 and March 31, 2026 are ¥1,480,033 million (Foreign Bonds ¥(511,055) million and Japanese Government Bonds ¥(87,519) million) and ¥1,767,155 million (Foreign Bonds ¥(356,062) million and Japanese Government Bonds ¥(53,946) million), respectively.

•

Unrealized Gains/Losses on Other Securities as of September 30, 2026 and March 31, 2026 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the balance sheet by applying the fair-value hedge accounting.

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2026				As of March 31, 2026
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Aggregate Figures	4,933,154	(368,836)	701	369,537	4,849,445	(138,382)	36,804	175,186
Mizuho Bank	4,933,154	(368,836)	701	369,537	4,849,445	(138,382)	36,804	175,186
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2026				As of March 31, 2026
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Aggregate Figures	88,435	402,331	402,331	—	106,131	418,452	418,452	—
Mizuho Bank	88,435	402,331	402,331	—	106,131	418,452	418,452	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting and others. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2026		As of March 31, 2026
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	1,459,679	(387,323)	1,847,002
Japanese Stocks	2,307,134	15,535	2,291,598
Japanese Bonds	(192,485)	(53,922)	(138,563)
Japanese Government Bonds	(92,887)	(34,158)	(58,728)
Other	(654,968)	(348,936)	(306,032)
Foreign Bonds	(589,444)	(268,435)	(321,008)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2026		As of March 31, 2026
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	1,383,078	(381,236)	1,764,315
Japanese Stocks	2,231,660	21,574	2,210,086
Japanese Bonds	(192,250)	(53,739)	(138,510)
Japanese Government Bonds	(92,887)	(34,158)	(58,728)
Other	(656,332)	(349,071)	(307,260)
Foreign Bonds	(591,261)	(268,969)	(322,292)

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks
	(Billions of yen)
	Maturity as of September 30, 2026				Change				Maturity as of March 31, 2026
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years

Japanese Bonds	14,003.6	4,620.5	1,293.6	371.1	1,607.5	1,376.7	52.1	(28.8)	12,396.0	3,243.8	1,241.5	399.9
Japanese Government Bonds	13,793.9	3,677.9	1,119.1	—	1,656.7	1,491.5	74.0	(20.0)	12,137.1	2,186.4	1,045.1	20.0
Japanese Local Government Bonds	22.4	64.2	46.8	—	(18.0)	(1.0)	(4.6)	(0.3)	40.5	65.2	51.4	0.3
Japanese Corporate Bonds	187.2	878.4	127.7	371.1	(31.1)	(113.7)	(17.2)	(8.5)	218.4	992.1	144.9	379.6

Other	5,583.0	5,207.4	890.0	7,281.0	128.1	627.5	(350.9)	369.3	5,454.9	4,579.8	1,240.9	6,911.7

Mizuho Bank

Japanese Bonds	13,783.3	4,604.2	1,293.5	371.1	1,493.1	1,390.7	52.1	(28.8)	12,290.1	3,213.5	1,241.4	399.9

Japanese Government Bonds	13,582.6	3,677.9	1,119.1	—	1,545.4	1,491.5	74.0	(20.0)	12,037.1	2,186.4	1,045.1	20.0

Japanese Local Government Bonds	22.4	64.2	46.8	—	(18.0)	(1.0)	(4.6)	(0.3)	40.5	65.2	51.4	0.3

Japanese Corporate Bonds	178.2	862.1	127.6	371.1	(34.2)	(99.7)	(17.2)	(8.5)	212.5	961.8	144.8	379.6

Other	5,582.0	5,201.0	879.2	7,281.0	127.4	629.7	(354.5)	369.3	5,454.6	4,571.2	1,233.8	6,911.7

Mizuho Trust & Banking

Japanese Bonds	220.3	16.2	0.1	—	114.4	(14.0)	—	—	105.8	30.2	0.1	—

Japanese Government Bonds	211.3	—	—	—	111.3	—	—	—	100.0	—	—	—

Japanese Local Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—

Japanese Corporate Bonds	9.0	16.2	0.1	—	3.1	(14.0)	—	—	5.8	30.2	0.1	—

Other	0.9	6.4	10.7	—	0.6	(2.1)	3.5	—	0.2	8.5	7.1	—

2-12

Mizuho Financial Group, Inc.

7. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

			(Millions of yen)
			First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A	)	870,442	(2,187)	872,630
Discount Rate (%)			1.31~4.14		0.79~2.88

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	1,530,837	46,540	1,484,297
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	(304,388)	(141,587)	(162,800)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C)-(A	)	356,006	(92,859)	448,866

Mizuho Bank

Retirement Benefit Obligations (at the beginning of the fiscal year)	(A	)	768,769	5,728	763,041
Discount Rate (%)			1.31~4.14		0.79~2.88

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	1,332,468	58,260	1,274,208
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	(263,100)	(127,578)	(135,521)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C)-(A	)	300,598	(75,046)	375,645

Mizuho Trust & Banking

Retirement Benefit Obligations (at the beginning of the fiscal year)	(A	)	101,673	(7,915)	109,589
Discount Rate (%)			1.31~4.14		0.79~2.88

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	198,369	(11,719)	210,089
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	(41,288)	(14,009)	(27,279)
Prepaid Pension Cost(at the beginning of the fiscal year)	(B)+ (C)-(A	)	55,408	(17,813)	73,221

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Service Cost	(5,622)	(474)	(5,148)
Interest Cost	(10,730)	(3,586)	(7,143)
Expected Return on Plan Assets	13,106	(94)	13,201
Accumulation (Amortization) of Unrecognized Actuarial Differences	22,176	13,384	8,791
Gains on Cancellation of Employee Retirement Benefit Trust	3,172	(35,393)	38,566
Other	(5,170)	(742)	(4,428)

Total	16,932	(26,906)	43,838

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Service Cost	(4,871)	(529)	(4,342)
Interest Cost	(9,500)	(3,234)	(6,266)
Expected Return on Plan Assets	11,697	112	11,585
Accumulation (Amortization) of Unrecognized Actuarial Differences	18,874	11,891	6,983
Gains on Cancellation of Employee Retirement Benefit Trust	3,172	(27,856)	31,029
Other	(4,461)	(686)	(3,774)

Total	14,912	(20,303)	35,215

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Service Cost	(750)	55	(805)
Interest Cost	(1,230)	(352)	(877)
Expected Return on Plan Assets	1,409	(206)	1,615
Accumulation (Amortization) of Unrecognized Actuarial Differences	3,301	1,492	1,808
Gains on Cancellation of Employee Retirement Benefit Trust	—	(7,536)	7,536
Other	(709)	(55)	(653)
Total	2,020	(6,603)	8,623

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

2-14

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations

			(Millions of yen)
			First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A	)	989,938	(78,349)	1,068,287

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B	)	1,693,687	(65,123)	1,758,811
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C	)	(324,261)	(150,783)	(173,478)
Net Defined Benefit Asset (at the beginning of the fiscal year)	(D	)	776,413	17,630	758,783
Net Defined Benefit Liability (at the beginning of the fiscal year)	(A)-(B)+(D	)	72,664	4,404	68,259

Income (Expenses) related to Employee Retirement Benefits
			(Millions of yen)
			First Half of Fiscal 2026	Change	First Half of Fiscal 2025
Service Cost			(8,610)	288	(8,898)
Interest Cost			(11,694)	(3,316)	(8,378)
Expected Return on Plan Assets			14,298	(1,171)	15,469
Accumulation (Amortization) of Unrecognized Actuarial Differences			23,600	14,637	8,962
Accumulation (Amortization) of Unrecognized Prior Service Cost			11	(0)	11
Gains on Cancellation of Employee Retirement Benefit Trust			3,172	(35,393)	38,566
Other			(13,440)	(523)	(12,917)

Total			7,336	(25,478)	32,815

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost and Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses), except for a portion thereof.

2-15

Mizuho Financial Group, Inc.

8. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of September 30, 2026 (Preliminary)	Change	As of March 31, 2026
(1) Total Capital Ratio	17.52	(0.09)	17.61
(2) Tier 1 Capital Ratio	15.64	(0.09)	15.73
(3) Common Equity Tier 1 Capital Ratio	12.74	(0.42)	13.16
(4) Total Capital	14,752.6	499.8	14,252.8
(5) Tier 1 Capital	13,172.3	438.7	12,733.5
(6) Common Equity Tier 1 Capital	10,729.0	78.5	10,650.5
(7) Risk weighted Assets	84,185.4	3,260.0	80,925.3
(8) Total Required Capital (7) X8%	6,734.8	260.8	6,474.0

Mizuho Bank International Standard

	Consolidated			Non-Consolidated
	As of September 30, 2026 (Preliminary)	Change	As of March 31, 2026	As of September 30, 2026 (Preliminary)
(1) Total Capital Ratio	16.92	0.54	16.38	16.27
(2) Tier 1 Capital Ratio	14.88	0.50	14.38	14.03
(3) Common Equity Tier 1 Capital Ratio	11.75	0.18	11.57	10.59
(4) Total Capital	13,258.2	1,096.3	12,161.9	11,531.2
(5) Tier 1 Capital	11,655.4	982.3	10,673.0	9,945.6
(6) Common Equity Tier 1 Capital	9,208.1	621.3	8,586.8	7,510.3
(7) Risk weighted Assets	78,317.0	4,111.5	74,205.5	70,864.4
(8) Total Required Capital (7) X8%	6,265.3	328.9	5,936.4	5,669.1

Mizuho Trust & Banking Domestic Standard

	Consolidated			Non-Consolidated
	As of September 30, 2026 (Preliminary)	Change	As of March 31, 2026	As of September 30, 2026 (Preliminary)
(1) Capital Ratio	25.50	(3.78)	29.28	25.24
(2) Core Capital	3,643	(720)	4,364	3,403
(3) Risk weighted Assets	14,283	(616)	14,900	13,481
(4) Total Required Capital (3) X4%	571	(24)	596	539

Mizuho Trust & Banking International Standard (Reference)

	Consolidated			Non-Consolidated
	As of September 30, 2026 (Preliminary)	Change	As of March 31, 2026	As of September 30, 2026 (Preliminary)
(1) Total Capital Ratio	28.93	(3.39)	32.32	28.87
(2) Tier 1 Capital Ratio	28.86	(3.39)	32.25	28.79
(3) Common Equity Tier 1 Capital Ratio	28.86	(3.38)	32.24	28.79

Note: Risk-adjusted capital ratio of Mizuho Financial Group is calculated in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of Mizuho Bank and Mizuho Trust & Banking are calculated in accordance with the Notification of the Financial Services Agency No.19, 2006.

2-16

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen)
	As of September 30, 2026	Change	As of March 31, 2026
Claims against Bankrupt and Substantially Bankrupt Obligors	38,731	3,510	35,220
Claims with Collection Risk	347,799	(127,137)	474,937
Claims for Special Attention	367,648	(42,274)	409,922
Loans Past Due for 3 Months or More	770	(3,148)	3,919
Restructured Loans	366,877	(39,125)	406,003
Sub-total[1]	754,179	(165,901)	920,080
Normal Claims	117,612,746	3,733,439	113,879,307

Total[2]	118,366,926	3,567,537	114,799,388

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	361,409	29,310	332,099

	(%)
NPL ratio[1]/[2]	0.63	(0.16)	0.80

Trust Account
	(Millions of yen)
	As of September 30, 2026	Change	As of March 31, 2026
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	924	(78)	1,002

Total[4]	924	(78)	1,002

	(%)
NPL ratio[3]/[4]	—	—	—

2-17

Mizuho Financial Group, Inc.

Consolidated + Trust Account

	(Millions of yen)
	As of September 30, 2026	Change	As of March 31, 2026
Claims against Bankrupt and Substantially Bankrupt Obligors	38,731	3,510	35,220
Claims with Collection Risk	347,799	(127,137)	474,937
Claims for Special Attention	367,648	(42,274)	409,922
Loans Past Due for 3 Months or More	770	(3,148)	3,919
Restructured Loans	366,877	(39,125)	406,003
Sub-total[5]	754,179	(165,901)	920,080
Normal Claims	117,613,671	3,733,360	113,880,310

Total[6]	118,367,850	3,567,459	114,800,391

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	361,409	29,310	332,099

	(%)
NPL ratio[5]/[6]	0.63	(0.16)	0.80

Trust account represents trust accounts with contracts indemnifying the principal amounts.

2-18

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen)
	As of September 30, 2026	Change	As of March 31, 2026
Claims against Bankrupt and Substantially Bankrupt Obligors	35,797	3,824	31,973
Claims with Collection Risk	334,276	(128,812)	463,089
Claims for Special Attention	356,254	(40,784)	397,038
Loans Past Due for 3 Months or More	770	(3,148)	3,919
Restructured Loans	355,484	(37,635)	393,119
Sub-total[1]	726,328	(165,772)	892,101
Normal Claims	120,587,565	4,463,508	116,124,057

Total[2]	121,313,893	4,297,735	117,016,158

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	358,349	29,146	329,203

	(%)
NPL ratio[1]/[2]	0.59	(0.16)	0.76
Mizuho Bank
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	35,768	3,840	31,927
Claims with Collection Risk	331,209	(128,052)	459,262
Claims for Special Attention	355,147	(39,292)	394,440
Loans Past Due for 3 Months or More	770	(3,148)	3,919
Restructured Loans	354,377	(36,144)	390,521
Sub-total[3]	722,126	(163,504)	885,630
Normal Claims	118,441,781	4,638,091	113,803,690

Total[4]	119,163,907	4,474,586	114,689,321

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	358,080	29,146	328,933

	(%)
NPL ratio[3]/[4]	0.60	(0.16)	0.77

2-19

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	28	(16)	45
Claims with Collection Risk	3,066	(760)	3,826
Claims for Special Attention	1,106	(1,491)	2,598
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	1,106	(1,491)	2,598
Sub-total[5]	4,202	(2,268)	6,470
Normal Claims	2,144,859	(174,504)	2,319,364

Total[6]	2,149,061	(176,772)	2,325,834

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	269	(0)	269

	(%)
NPL ratio[5]/[6]	0.19	(0.08)	0.27
(Trust Account)
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	924	(78)	1,002

Total[8]	924	(78)	1,002

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts with contracts indemnifying the principal amounts.

2-20

Mizuho Financial Group, Inc.

2. Status of Allowances for Loan Losses

Consolidated

	(Millions of yen)
	As of September 30, 2026	Change	As of March 31, 2026
Allowances for Loan Losses	545,377	(91,925)	637,302
General Allowance for Loan Losses	389,441	(4,215)	393,657
Specific Allowance for Loan Losses	153,369	(87,570)	240,939
Allowance for Loan Losses to Restructuring Countries	2,565	(139)	2,705

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	364,065	29,337	334,727
Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2026	Change	As of March 31, 2026
Allowances for Loan Losses	516,700	(99,082)	615,783
General Allowance for Loan Losses	370,227	(9,168)	379,395
Specific Allowance for Loan Losses	143,907	(89,773)	233,681
Allowance for Loan Losses to Restructuring Countries	2,565	(139)	2,705

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	360,656	29,146	331,510
Mizuho Bank
Allowances for Loan Losses	512,313	(97,578)	609,891
General Allowance for Loan Losses	365,917	(7,686)	373,604
Specific Allowance for Loan Losses	143,829	(89,751)	233,581
Allowance for Loan Losses to Restructuring Countries	2,565	(139)	2,705

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	360,386	29,146	331,240
Mizuho Trust & Banking
Allowances for Loan Losses	4,387	(1,504)	5,891
General Allowance for Loan Losses	4,309	(1,481)	5,791
Specific Allowance for Loan Losses	77	(22)	100
Allowance for Loan Losses to Restructuring Countries	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	269	(0)	269

Allowance for Entrusted Loan Losses (¥2 million and ¥3 million for September 30, 2026 and March 31, 2026, respectively) is not included in the above figures for Trust Account.

2-21

Mizuho Financial Group, Inc.

3. Allowance Coverage Ratios for Non Performing Loans based on the BA and the FRA

Consolidated

	(%)
	As of September 30, 2026	Change	As of March 31, 2026
Mizuho Financial Group	72.31	3.04	69.26

Allowance Coverage Ratio (calculated as Allowance for Loan Losses divided by NPLs based on the Banking Act and the Reconstruction Act, excluding normal claims) are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of September 30, 2026	Change	As of March 31, 2026
Total	71.13	2.11	69.02
Mizuho Bank	70.94	2.07	68.86
Mizuho Trust & Banking (Banking Account)	104.41	13.35	91.06

Allowance Coverage Ratio (calculated as Allowance for Loan Losses divided by NPLs based on the Banking Act and the Reconstruction Act, excluding normal claims) are presented net of partial direct write-offs.

2-22

Mizuho Financial Group, Inc.

4. Coverage on Non Performing Loans based on the BA and the FRA

Non-Consolidated

(1) Non Performing Loans based on the BA and the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2026	Change	As of March 31, 2026
Claims against Bankrupt and Substantially Bankrupt Obligors	35.7	3.8	31.9
Collateral, Guarantees, and equivalent	35.2	14.9	20.2
Allowance for Losses	0.5	(11.1)	11.6
Claims with Collection Risk	334.2	(128.8)	463.0
Collateral, Guarantees, and equivalent	123.5	(48.2)	171.8
Allowance for Losses	143.1	(78.8)	221.9
Claims for Special Attention	356.2	(40.7)	397.0
Collateral, Guarantees, and equivalent	110.0	(5.9)	115.9
Allowance for Losses	78.4	(4.4)	82.8
Total	726.3	(165.7)	892.1
Collateral, Guarantees, and equivalent	268.8	(39.2)	308.0
Allowance for Losses	222.0	(94.4)	316.5

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	35.7	3.8	31.9
Collateral, Guarantees, and equivalent	35.2	15.0	20.2
Allowance for Losses	0.5	(11.1)	11.6
Claims with Collection Risk	331.2	(128.0)	459.2
Collateral, Guarantees, and equivalent	120.5	(47.5)	168.0
Allowance for Losses	143.0	(78.8)	221.8
Claims for Special Attention	355.1	(39.2)	394.4
Collateral, Guarantees, and equivalent	109.5	(5.8)	115.3
Allowance for Losses	78.3	(4.2)	82.5
Total	722.1	(163.5)	885.6
Collateral, Guarantees, and equivalent	265.3	(38.3)	303.7
Allowance for Losses	221.9	(94.2)	316.1

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	0.0
Collateral, Guarantees, and equivalent	0.0	(0.0)	0.0
Allowance for Losses	—	—	—
Claims with Collection Risk	3.0	(0.7)	3.8
Collateral, Guarantees, and equivalent	2.9	(0.7)	3.7
Allowance for Losses	0.0	(0.0)	0.0
Claims for Special Attention	1.1	(1.4)	2.5
Collateral, Guarantees, and equivalent	0.4	(0.1)	0.6
Allowance for Losses	0.1	(0.2)	0.3
Total	4.2	(2.2)	6.4
Collateral, Guarantees, and equivalent	3.5	(0.8)	4.3
Allowance for Losses	0.1	(0.2)	0.4

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

*	Trust account represents trust accounts with contracts indemnifying the principal amounts.

2-23

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2026	Change	As of March 31, 2026
Coverage Amount	490.9	(133.6)	624.6
Allowances for Loan Losses	222.0	(94.4)	316.5
Collateral, Guarantees, and equivalent	268.8	(39.2)	308.0

	(%)
Coverage Ratio	67.5	(2.4)	70.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	79.7	(5.2)	85.0
Claims for Special Attention	52.8	2.8	50.0
Claims against Special Attention Obligors	53.3	2.0	51.3

Allowance Coverage Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	67.9	(8.2)	76.2
Claims for Special Attention	31.8	2.3	29.4
Claims against Special Attention Obligors	31.1	1.8	29.2

Reference: Allowance Coverage Ratio

	(%)
Claims against Special Attention Obligors	21.09	0.93	20.15
Claims against Watch Obligors excluding Special Attention Obligors	3.25	(0.47)	3.72
Claims against Normal Obligors	0.18	(0.00)	0.18

Mizuho Bank

	(Billions of yen)
Coverage Amount	487.2	(132.5)	619.8
Allowances for Loan Losses	221.9	(94.2)	316.1
Collateral, Guarantees, and equivalent	265.3	(38.3)	303.7

	(%)
Coverage Ratio	67.4	(2.5)	69.9
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	79.6	(5.3)	84.9
Claims for Special Attention	52.8	2.7	50.1
Claims against Special Attention Obligors	53.3	1.9	51.4

Allowance Coverage Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	67.9	(8.2)	76.2
Claims for Special Attention	31.8	2.3	29.5
Claims against Special Attention Obligors	31.1	1.7	29.3

Reference: Allowance Coverage Ratio

	(%)
Claims against Special Attention Obligors	21.12	0.92	20.20
Claims against Watch Obligors excluding Special Attention Obligors	3.20	(0.44)	3.65
Claims against Normal Obligors	0.18	(0.00)	0.18

2-24

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of September 30, 2026	Change	As of March 31, 2026
Coverage Amount	3.6	(1.1)	4.8
Allowances for Loan Losses	0.1	(0.2)	0.4
Collateral, Guarantees, and equivalent	3.5	(0.8)	4.3

	(%)
Coverage Ratio	88.0	13.6	74.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	100.0	0.2	99.7
Claims for Special Attention	54.6	17.9	36.6
Claims against Special Attention Obligors	54.7	22.2	32.4

Allowance Coverage Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	100.0	9.7	90.2
Claims for Special Attention	17.6	0.4	17.1
Claims against Special Attention Obligors	17.6	0.5	17.1

Reference: Allowance Coverage Ratio

	(%)
Claims against Special Attention Obligors	9.72	(4.25)	13.97
Claims against Watch Obligors excluding Special Attention Obligors	6.18	(1.31)	7.50
Claims against Normal Obligors	0.10	(0.01)	0.12

2-25

Mizuho Financial Group, Inc.

5. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

1.
SELF-ASSESSMENT
Categorization
Obligor
Non-Categorization
Category II
Category III
Category IV
Bankrupt and Substantially Bankrupt Obligors 35.7
35.7
Collateral, Guarantees, etc.: 35.2
Allowances for Losses : 0.5
Allowance Coverage Ratio 100%
Direct Write-offs
Intensive Control Obligors 334.2
266.7
67.5
Amounts for allowances are recorded under Non-Categorization
Collateral, Guarantees, etc.: 123.5
Allowances for Losses : 143.1
Allowance Coverage Ratio 67.9%
Watch Obligors
Claims for Special Attention 356.2
Allowance Coverage Ratio against Uncovered Portion 31.8%
Collateral, Guarantees, etc.: 110.0
Allowances for Losses : 78.4
Special Attention Obligors
Other Watch Obligors
Normal Obligors
Total 121,312.9
2.
Status of Non Performing Loans based on the Banking Act ("BA") and the Financial Reconstruction Act ("FRA")
Claims against Bankrupt and Substantially Bankrupt Obligors
35.7
Coverage Ratio 100%
Claims with Collection Risk
334.2
Coverage Ratio 79.7%
Claims for Special Attention (Notes)
356.2
Coverage Ratio 52.8%
Loans Past Due for 3 Months or More
0.7
Restructured Loans
355.4
Total Coverage Ratio 67.5%
Claims against Special Attention Obligors
- Coverage Ratio: 53.3%
- Allowance Coverage Ratio for Uncovered Portion: 31.1%
- Allowance Coverage Ratio against Total Amount of Claims: 21.0%
Allowance Coverage Ratio against Total Amount of Claims
• Other Watch Obligors: 3.25%
• Normal Obligors: 0.18%
Total 726.3

Notes:	Claims for Special Attention are denoted on an individual loans basis. Claims against Special Attention Obligors include all claims, not limited to Claims for Special Attention.

2-26

Mizuho Financial Group, Inc.

6. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the BA and the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2023	Fiscal 2024	Fiscal 2025	Fiscal 2026
	As of March 31, 2024	As of March 31, 2025	As of March 31, 2026	As of September 30, 2026
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2026
Claims against Bankrupt and Substantially Bankrupt Obligors	26.6	13.1	21.2	8.0	0.0	8.0	(13.1)
Claims with Collection Risk	708.6	463.4	144.8	121.5	3.0	124.5	(20.3)
Amount Categorized as above up to Fiscal 2023	735.3	476.5	166.0	129.5	3.0	132.5	(33.5)
of which the amount which was in the process of being removed from the balance sheet	24.7	12.1	21.0	8.0	0.0	8.0	(12.9)
Claims against Bankrupt and Substantially Bankrupt Obligors		9.0	2.3	1.4	—	1.4	(0.8)
Claims with Collection Risk		105.9	60.1	21.2	—	21.2	(38.9)
Amount Newly Categorized as above during Fiscal 2024		115.0	62.4	22.6	—	22.6	(39.8)
of which the amount which was in the process of being removed from the balance sheet		5.8	1.8	1.4	—	1.4	(0.4)
Claims against Bankrupt and Substantially Bankrupt Obligors			8.4	18.9	0.0	18.9	10.5
Claims with Collection Risk			258.0	128.7	0.0	128.7	(129.2)
Amount Newly Categorized as above during Fiscal 2025			266.4	147.6	0.0	147.7	(118.7)
of which the amount which was in the process of being removed from the balance sheet			8.4	3.2	—	3.2	(5.2)
Claims against Bankrupt and Substantially Bankrupt Obligors				7.3	—	7.3	7.3
Claims with Collection Risk				59.7	0.0	59.7	59.7
Amount Newly Categorized as above during the First Half of Fiscal 2026				67.1	0.0	67.1	67.1
of which the amount which was in the process of being removed from the balance sheet				7.3	—	7.3	7.3
Claims against Bankrupt and Substantially Bankrupt Obligors	26.6	22.2	31.9	35.7	0.0	35.7	3.8
Claims with Collection Risk	708.6	569.3	463.0	331.2	3.0	334.2	(128.8)
Total	735.3	591.6	495.0	366.9	3.0	370.0	(124.9)
of which the amount which was in the process of being removed from the balance sheet	24.7	17.9	31.3	20.0	0.0	20.0	(11.2)

* Trust account represents trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2026

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(0.6)	(0.6)	—
Restructuring	(20.5)	(20.5)	—
Improvement in Business Performance due to Restructuring	(1.7)	(1.7)	—
Loan Sales	(74.3)	(74.3)	—
Direct Write-off	(7.5)	(7.5)	—
Other	(87.3)	(86.5)	(0.8)
Debt recovery	(61.4)	(60.6)	(0.7)
Improvement in Business Performance	(25.8)	(25.8)	(0.0)

Total	(192.1)	(191.3)	(0.8)

2-27

Mizuho Financial Group, Inc.

7. Status of Loans by Industry

(1) Outstanding Balances by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2026		As of March 31, 2026
	Outstanding Balance	Change	Outstanding Balance
Domestic Total (excluding Loans Booked Offshore)	68,730.8	2,572.6	66,158.2
Manufacturing	11,250.3	68.1	11,182.1
Agriculture & Forestry	48.1	(1.0)	49.1
Fishery	12.7	(0.0)	12.7
Mining, Quarrying Industry & Gravel Extraction Industry	199.1	5.7	193.3
Construction	1,922.0	349.4	1,572.6
Utilities	3,394.4	241.6	3,152.8
Communication	1,808.3	25.6	1,782.6
Transportation & Postal Industry	2,512.3	140.8	2,371.5
Wholesale & Retail	5,494.1	321.2	5,172.9
Finance & Insurance	10,577.1	609.7	9,967.3
Real Estate	13,910.1	460.2	13,449.8
Commodity Lease	3,899.5	203.8	3,695.6
Service Industries	3,160.5	53.5	3,107.0
Local Governments	289.5	(18.5)	308.1
Governments	—	—	—
Other	10,252.0	112.0	10,140.0
Overseas Total (including Loans Booked Offshore)	35,623.3	756.4	34,866.9
Governments	832.8	391.1	441.7
Financial Institutions	16,543.8	756.2	15,787.6
Other	18,246.6	(390.9)	18,637.6

Total	104,354.2	3,329.0	101,025.1

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of September 30, 2026:	¥630.0 billion (from MHBK)
As of March 31, 2026:	¥815.0 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

2-28

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of September 30, 2026		As of March 31, 2026
	Outstanding Balance	Change	Outstanding Balance

Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	65,581.1	2,822.3	62,758.8
Manufacturing	10,809.6	155.9	10,653.7
Agriculture & Forestry	48.1	(0.9)	49.1
Fishery	12.7	(0.0)	12.7
Mining, Quarrying Industry & Gravel Extraction Industry	198.4	5.9	192.5
Construction	1,868.4	347.4	1,521.0
Utilities	3,204.5	244.8	2,959.6
Communication	1,771.6	26.9	1,744.7
Transportation & Postal Industry	2,400.0	146.0	2,253.9
Wholesale & Retail	5,408.1	340.6	5,067.5
Finance & Insurance	9,888.3	662.2	9,226.0
Real Estate	12,751.8	520.6	12,231.2
Commodity Lease	3,738.2	224.4	3,513.7
Service Industries	3,148.4	58.1	3,090.3
Local Governments	289.5	(18.5)	308.1
Governments	—	—	—
Other	10,042.7	108.5	9,934.2
Overseas Total (including Loans Booked Offshore)	35,623.3	756.4	34,866.9
Governments	832.8	391.1	441.7
Financial Institutions	16,543.8	756.2	15,787.6
Other	18,246.6	(390.9)	18,637.6

Total	101,204.5	3,578.7	97,625.7

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	3,149.6	(249.7)	3,399.3
Manufacturing	440.6	(87.8)	528.4
Agriculture & Forestry	—	(0)	0.0
Fishery	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	0.6	(0.1)	0.8
Construction	53.5	2.0	51.5
Utilities	189.9	(3.1)	193.1
Communication	36.6	(1.3)	37.9
Transportation & Postal Industry	112.3	(5.2)	117.5
Wholesale & Retail	85.9	(19.3)	105.3
Finance & Insurance	688.8	(52.5)	741.3
Real Estate	1,158.2	(60.3)	1,218.6
Commodity Lease	161.3	(20.6)	181.9
Service Industries	12.1	(4.5)	16.6
Local Governments	—	—	—
Governments	—	—	—
Other	209.2	3.4	205.8
Overseas Total (including Loans Booked Offshore)	—	—	—
Governments	—	—	—
Financial Institutions	—	—	—
Other	—	—	—

Total	3,149.6	(249.7)	3,399.3

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2026				As of March 31, 2026
			Change
	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Non Performing Loans based on the BA and the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	607.0	65.6	(78.3)	0.5	685.4	65.1
Manufacturing	287.6	60.8	(54.1)	0.4	341.7	60.3
Agriculture & Forestry	7.3	87.4	4.0	22.0	3.2	65.4
Fishery	4.8	56.9	4.0	(13.5)	0.8	70.5
Mining, Quarrying Industry & Gravel Extraction Industry	—	—	—	—	—	—
Construction	5.8	84.5	0.0	4.0	5.8	80.4
Utilities	3.3	63.8	(0.4)	0.0	3.7	63.8
Communication	11.1	58.5	(2.3)	1.3	13.5	57.2
Transportation & Postal Industry	2.2	67.6	(4.8)	(9.6)	7.1	77.3
Wholesale & Retail	139.5	65.6	(11.3)	2.5	150.9	63.1
Finance & Insurance	12.2	62.3	2.2	7.0	9.9	55.2
Real Estate	23.2	89.9	(3.3)	(1.3)	26.6	91.3
Commodity Lease	0.4	47.4	0.1	(17.6)	0.3	65.0
Service Industries	77.7	62.8	3.0	0.5	74.7	62.3
Local Governments	—	—	—	—	—	—
Other	31.2	94.8	(15.5)	(1.5)	46.7	96.3
Overseas Total (including Loans Booked Offshore)	119.2	77.5	(87.3)	(8.6)	206.6	86.2
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	119.2	77.5	(87.3)	(8.6)	206.6	86.2

Total	726.3	67.5	(165.7)	(2.4)	892.1	70.0

*	Trust account represents trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2026		As of March 31, 2026
		Change
Housing and Consumer Loans	6,968.6	(158.0)	7,126.6
Housing Loans for owner’s residential housing	6,540.9	(151.4)	6,692.3

Mizuho Bank

Housing and Consumer Loans	6,943.5	(155.7)	7,099.3
Housing Loans	6,575.3	(154.7)	6,730.0
for owner’s residential housing	6,516.9	(149.2)	6,666.2
Consumer loans	368.1	(1.0)	369.2

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	25.0	(2.3)	27.3
Housing Loans for owner’s residential housing	23.9	(2.1)	26.1
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of September 30, 2026		As of March 31, 2026
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.2	(0.1)	58.4
Loans to SMEs and Individual Customers	40,036.1	1,398.9	38,637.2

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	59.0	(0.2)	59.3
Loans to SMEs and Individual Customers	38,751.5	1,482.7	37,268.7

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	40.7	0.5	40.2
Loans to SMEs and Individual Customers	1,284.6	(83.8)	1,368.5

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

9. Status of Loans by Region

(1) Outstanding Balances by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2026		As of March 31, 2026
	Outstanding Balance	Change	Outstanding Balance
APAC	10,881.8	431.7	10,450.1
South Korea	766.1	18.9	747.2
Hong Kong	893.3	(9.2)	902.6
Taiwan	800.8	37.5	763.3
China	139.1	(20.6)	159.8
India	1,154.8	171.6	983.2
Indonesia	459.5	17.4	442.0
Singapore	1,647.9	166.4	1,481.4
Thailand	1,114.6	(1.9)	1,116.5
Philippines	348.8	(16.9)	365.8
Vietnam	392.7	42.5	350.1
Malaysia	70.8	(41.3)	112.2
Australia	2,880.0	74.8	2,805.1
Americas	21,495.5	358.8	21,136.6
US	15,322.8	369.7	14,953.1
Canada	1,230.3	(130.0)	1,360.4
Chile	107.8	(36.8)	144.6
Brazile	230.2	(35.4)	265.7
Mexico	188.8	(83.2)	272.1
EMEA	8,364.1	689.9	7,674.1
UK	1,594.2	(26.2)	1,620.5
Netherlands	949.7	(64.6)	1,014.4
Spain	21.8	(11.3)	33.1
Germany	27.4	1.0	26.3
France	262.0	3.8	258.2
Russia	18.9	(1.6)	20.6
UAE	750.2	14.5	735.7
Saudi Arabia	781.0	230.7	550.3
South Africa	6.4	(3.3)	9.8
Total	40,741.6	1,480.6	39,260.9

The above figures are based on obligor country of location.

The outstanding balance of loans in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of September 30, 2026		As of March 31, 2026
	Outstanding Balance	Change	Outstanding Balance
Mizuho Bank Europe N.V.	1,644.6	(104.2)	1,748.8
Mizuho Bank (China) ,Ltd	1,100.9	(3.3)	1,104.3
PT. Bank Mizuho Indonesia	600.3	35.9	564.4

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2026		As of March 31, 2026
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
APAC	53.5	(4.5)	58.1
Americas	64.3	(43.3)	107.7
EMEA	18.5	(53.3)	71.8
Total	136.4	(101.3)	237.7

The above figures are based on obligor country of location.

The outstanding balance of Non Performing Loans based on the BA and the FRA in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of September 30, 2026		As of March 31, 2026
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Mizuho Bank Europe N.V.	14.0	(24.9)	39.0
Mizuho Bank (China) ,Ltd	—	—	—
PT. Bank Mizuho Indonesia	—	—	—

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Mizuho Financial Group, Inc.

III. OTHERS

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2026 to September 30, 2031)
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	1	6,322.1
Profit before Income Taxes	2	6,848.6
Tax Adjustments (1)	3	(102.7)
Taxable Income before Current Deductible Temporary Differences (2)	4	6,745.9
Effective Statutory Tax Rate	5	31.52%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	2,126.3

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2026.

Reference: Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2022	157.7
Fiscal 2023	406.1
Fiscal 2024	796.7
Fiscal 2025	1,161.2
First Half of Fiscal 2026 (estimate)	943.9

•	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

•	Figure for the first half of fiscal 2026 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2026	Change	As of March 31, 2026
Allowances for Loan Losses	7	268.1	(7.6)	275.8
Impairment of Securities	8	79.5	(12.3)	91.8
Securities Contributed to Employee Retirement Benefit Trust	9	85.9	2.0	83.9
Net Unrealized Losses on Other Securities	10	—	—	—
Depreciation and Impairment	11	50.8	(4.7)	55.6
Net Deferred Hedge Losses	12	554.2	155.9	398.2
Tax Losses Carried Forward	13	—	(2.9)	2.9
Other	14	187.3	(5.6)	193.0

Total Deferred Tax Assets	15	1,226.1	124.6	1,101.5

Valuation Allowance	16	(130.9)	12.3	(143.3)

Sub-Total [ 15 + 16 ]	17	1,095.1	137.0	958.1

Amount related to Retirement Benefits Accounting	18	(102.7)	(23.0)	(79.6)
Net Unrealized Gains on Other Securities	19	(354.1)	123.5	(477.6)
Net Deferred Hedge Gains	20	—	—	—
Other	21	(50.2)	43.6	(93.8)

Total Deferred Tax Liabilities	22	(507.0)	144.1	(651.2)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	588.0	281.1	306.9
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(354.1)	123.5	(477.6)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	554.2	155.9	398.2
Tax effects related to others	26	388.0	1.6	386.3

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-34

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2026 to September 30, 2031)
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	1	294.4
Profit before Income Taxes	2	361.9
Tax Adjustments (1)	3	1.4
Taxable Income before Current Deductible Temporary Differences (2)	4	363.4
Effective Statutory Tax Rate	5	31.52%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	114.5

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2026.

Reference: Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2022	30.0
Fiscal 2023	29.4
Fiscal 2024	71.6
Fiscal 2025	133.6
First Half of Fiscal 2026 (estimate)	22.7

•	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

•	Figure for the first half of fiscal 2026 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2026	Change	As of March 31, 2026
Allowances for Loan Losses	7	1.4	(0.4)	1.9
Impairment of Securities	8	1.4	(0.3)	1.8
Securities Contributed to Employee Retirement Benefit Trust	9	11.6	0.2	11.4
Net Unrealized Losses on Other Securities	10	—	—	—
Depreciation and Impairment	11	2.7	(0.6)	3.3
Net Deferred Hedge Losses	12	—	—	—
Tax Losses Carried Forward	13	—	—	—
Other	14	5.6	(1.0)	6.6

Total Deferred Tax Assets	15	23.0	(2.2)	25.3

Valuation Allowance	16	(1.7)	0.3	(2.0)

Sub-Total [ 15 + 16 ]	17	21.3	(1.8)	23.2

Amount related to Retirement Benefits Accounting	18	(18.9)	(1.5)	(17.4)
Net Unrealized Gains on Other Securities	19	(28.7)	(0.7)	(28.0)
Net Deferred Hedge Gains	20	(1.1)	(0.0)	(1.0)
Other	21	(0.3)	0.1	(0.5)

Total Deferred Tax Liabilities	22	(49.2)	(2.1)	(47.0)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(27.8)	(4.0)	(23.8)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(28.7)	(0.6)	(28.0)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	(1.1)	(0.0)	(1.0)
Tax effects related to others	26	2.0	(3.3)	5.3

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

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Mizuho Financial Group, Inc.

2. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

	(Billions of yen)
Aggregate Figures for the 2 Banks	As of September 30, 2026	Change	As of March 31, 2026
Deposits	129,526.5	3,026.1	126,500.4

Individual Deposits	49,250.7	28.9	49,221.7
Corporate Deposits	71,518.7	3,218.7	68,300.0
Financial/Government Institutions	8,757.0	(221.5)	8,978.5

Mizuho Bank
Deposits	128,258.8	3,121.9	125,136.8

Individual Deposits	48,618.5	47.5	48,570.9
Corporate Deposits	70,990.0	3,263.8	67,726.1
Financial/Government Institutions	8,650.2	(189.4)	8,839.7

Mizuho Trust & Banking
Deposits	1,267.7	(95.7)	1,363.5

Individual Deposits	632.1	(18.6)	650.7
Corporate Deposits	528.7	(45.1)	573.9
Financial/Government Institutions	106.8	(32.0)	138.8

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

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Mizuho Financial Group, Inc.

Attachments

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	(Millions of yen)
	As of September 30, 2026 (A)	As of March 31, 2026 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥61,942,509	¥59,080,362	¥2,862,147
Call Loans	163,121	678,825	(515,704)
Receivables under Resale Agreements	7,499,570	9,218,778	(1,719,207)
Guarantee Deposits Paid under Securities Borrowing Transactions	131,599	137,402	(5,803)
Monetary Claims Bought	576,410	576,260	149
Trading Assets	11,092,970	9,766,056	1,326,913
Money Held in Trust	500	500	0
Securities	46,176,630	42,655,427	3,521,202
Loans and Bills Discounted	101,204,585	97,625,798	3,578,787
Foreign Exchanges	2,817,577	2,610,072	207,504
Derivatives other than for Trading Assets	10,147,477	8,290,290	1,857,187
Other Assets	4,335,471	5,822,896	(1,487,425)
Tangible Fixed Assets	852,825	861,568	(8,742)
Intangible Fixed Assets	567,538	546,405	21,133
Prepaid Pension Cost	325,826	252,806	73,019
Deferred Tax Assets	588,081	306,924	281,157
Customers’ Liabilities for Acceptances and Guarantees	14,337,809	13,442,049	895,760
Allowances for Loan Losses	(512,313)	(609,891)	97,578

Total Assets	¥262,248,193	¥251,262,535	¥10,985,658

Liabilities
Deposits	¥169,082,555	¥160,600,608	¥8,481,946
Negotiable Certificates of Deposit	8,661,825	12,064,547	(3,402,722)
Call Money	2,440,427	2,568,699	(128,271)
Payables under Repurchase Agreements	14,678,937	14,165,093	513,844
Guarantee Deposits Received under Securities Lending Transactions	90,517	292,689	(202,171)
Commercial Paper	1,232,644	1,921,799	(689,155)
Trading Liabilities	8,498,193	7,402,184	1,096,009
Borrowed Money	17,630,355	15,668,322	1,962,032
Foreign Exchanges	734,448	1,352,174	(617,726)
Bonds and Notes	2,079,997	801,202	1,278,794
Derivatives other than for Trading Liabilities	12,102,871	9,784,858	2,318,013
Other Liabilities	3,571,745	3,938,509	(366,764)
Reserve for Bonus Payments	45,656	64,900	(19,243)
Reserve for Variable Compensation	602	883	(280)
Reserve for Possible Losses on Sales of Loans	11,102	6,707	4,394
Reserve for Contingencies	10,696	7,122	3,574
Reserve for Reimbursement of Deposits	3,770	4,850	(1,080)
Reserve for Reimbursement of Debentures	—	6,850	(6,850)
Deferred Tax Liabilities for Revaluation Reserve for Land	43,472	45,074	(1,602)
Acceptances and Guarantees	14,337,809	13,442,049	895,760

Total Liabilities	255,257,629	244,139,128	11,118,501

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,274,941	2,259,392	15,548
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,614,135	1,598,587	15,548
Retained Earnings	3,505,787	3,042,389	463,397
Appropriated Reserve	844,538	724,535	120,002
Other Retained Earnings	2,661,248	2,317,853	343,394
Retained Earnings Brought Forward	2,661,248	2,317,853	343,394

Total Shareholders’ Equity	7,184,793	6,705,847	478,946

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	917,677	1,186,487	(268,810)
Net Deferred Hedge Gains (Losses), net of Taxes	(1,202,799)	(863,301)	(339,497)
Revaluation Reserve for Land, net of Taxes	90,892	94,373	(3,481)

Total Valuation and Translation Adjustments	(194,229)	417,559	(611,789)

Total Net Assets	6,990,563	7,123,406	(132,842)

Total Liabilities and Net Assets	¥262,248,193	¥251,262,535	¥10,985,658

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Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	(Millions of yen)
	For the six months ended September 30, 2026 (A)	For the six months ended September 30, 2025 (B)	Change (A) - (B)
Ordinary Income	¥3,877,587	¥3,109,884	¥767,702
Interest Income	2,856,861	2,370,481	486,380
Interest on Loans and Bills Discounted	1,426,000	1,233,123	192,877
Interest and Dividends on Securities	817,108	424,095	393,013
Fee and Commission Income	430,593	341,193	89,399
Trading Income	50,529	106,354	(55,824)
Other Operating Income	240,895	93,085	147,809
Other Ordinary Income	298,706	198,768	99,937

Ordinary Expenses	2,636,361	2,509,045	127,316
Interest Expenses	1,773,159	1,729,101	44,058
Interest on Deposits	897,615	771,573	126,041
Fee and Commission Expenses	176,908	143,601	33,306
Trading Expenses	—	1,397	(1,397)
Other Operating Expenses	41,039	114,974	(73,934)
General and Administrative Expenses	516,849	461,898	54,950
Other Ordinary Expenses	128,405	58,071	70,333

Ordinary Profits	1,241,225	600,839	640,386

Extraordinary Gains	13,412	42,551	(29,139)

Extraordinary Losses	7,745	4,459	3,286

Profit before Income Taxes	1,246,891	638,931	607,960
Income Taxes:
Current	279,990	151,239	128,751
Deferred	(18,448)	1,668	(20,117)

Profit	¥985,349	¥486,023	¥499,326

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